Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of ServisFirst Bancshares, Inc. for the registration of Common Stock, Preferred Stock, Depositary Shares, Warrants, Purchase Contracts for Securities, Debt Securities, and Units, of our reports dated February 29, 2024, with respect to the consolidated financial statements of ServisFirst Bancshares, Inc. and subsidiaries and the effectiveness of internal control over financial reporting, included in ServisFirst Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ Forvis Mazars, LLP

Tampa, Florida

August 5, 2024